Exhibit 99.1

Trina Solar Statement on Solyndra’s Antitrust Litigation

SAN JOSE, Calif. and CHANGZHOU, China, Oct. 13, 2012  — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or the “Company”) commented today on Solyndra LLC’s filing of an antitrust and unfair trade practice lawsuit against Trina Solar and other China-based solar manufacturers in the U.S. District Court of the Northern District of California.  The Company believes the lawsuit is without merit and will vigorously defend itself against the baseless allegations in the complaint.  The Company is not in a position to evaluate the potential impact of this lawsuit on its business at this time.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Michael Fuchs
Phone: + 86.519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Vice President, Investor Relations	Email: trina@brunswickgroup.com
Phone: + 1(408)207.2786 (San Jose)
Email: ir@trinasolar.com